                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20549



                                   FORM 8-A



               For Registration of Certain Classes of Securities
   Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934




                      PEDIATRIC SERVICES OF AMERICA, INC.
            (Exact name of registrant as specified in its charter)


          Delaware                                   58-1873345
          --------                                   ----------
  (State of incorporation                          (IRS Employer
       or organization)                          Identification NO.)


             310 TECHNOLOGY PARKWAY, NORCROSS, GEORGIA  30092-2929
             -----------------------------------------------------
             (Address of principal executive offices)   (Zip Code)


If this Form relates to the registration of a class of securities and is effective upon filing pursuant to General Instruction A.(c), please check the following box: [ ]


If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act pursuant to General Instruction A.(d), please
check the following box:    [X]


Securities Act registration statement file number to which this form relates:
Not Applicable.
--------------


       Securities to be registered pursuant to Section 12(b) of the Act:

                                     None
                               ----------------
                               (Title of Class)


      Securities to be registered  pursuant to Section 12(g) of the Act:



       COMMON STOCK PURCHASE RIGHTS                NASDAQ NATIONAL MARKET
 -----------------------------------------    -------------------------------
 (Title of each class to be so registered)    (Name of each exchange on which
                                              each class is to be registered)


                       Page 1 of  4, including Exhibits.

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

      On September 22, 1998, the Board of Directors of Pediatric Services of America, Inc. (the "Company") authorized and declared a dividend distribution of one Common Stock Purchase Right (a "Right") for each outstanding share of common stock, $0.01 par value per share of the Company (the Common Stock"), to stockholders of record at the close of business on October 13, 1998 (the "Record
Date). The description and terms of the Rights are set forth in a Rights Agreement, dated as of September 22, 1998 (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, LLC, as Rights Agent (the "Rights Agent").

      The summary description of the Rights set out below does not purport to be complete, and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is incorporated herein by reference.

      The Rights will be distributed upon the earlier to occur of (i) 10 days following a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock of the Company (an "Acquiring Person") or
(ii) 10 days following the commencement of a tender offer or an exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. The earliest of (i) and (ii) being herein referred to as the "Distribution Date." In certain circumstances identified in the Rights Agreement, the Distribution Date may be deferred by a majority of the Board of Directors. Certain inadvertent acquisitions will not result in a person becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock.

      Initially, the Rights will be evidenced by the certificates for the Common Stock registered in the names of the holders of the Common Stock and not by separate certificates, and will be transferable only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company). The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced by and transferred with and only with the Common Stock, (ii) new Common Stock certificates issued after October 13, 1998, will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for shares of Common Stock will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone, will evidence the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on September 30, 2008 (the "Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

      Pursuant to the Rights Agreement, each Right will entitle the registered holder thereof to purchase from the Company, 10 shares of Common Stock, at a price equal to the product of (x) 20% of the then Current Market Price (as defined in the Rights Agreement) of the Common Stock on the Stock Acquisition Date (as defined in the Rights Agreement), multiplied by (y) the number of shares of common Stock to be received upon exercise (the "Purchase Price"). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

      In the event that, at any time following the Stock Acquisition Date (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, or (ii) all of its shares are acquired in a share exchange or the Company engages in a merger or consolidation in which all or part of its outstanding shares of Common Stock are changed into or exchanged for stock, other securities or assets of any other person, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which are beneficially owned by an Acquiring Person, which become void) shall thereafter have the right to receive, upon exercise at the then Exercise Price, a number of shares of common stock of the acquiring company equal to the product of ten times the result obtained by dividing the current market price of the Company's Common Stock by the current market price of the common stock of the acquiring company (or its parent). The purchase price will be calculated on the same basis as if the Right holder were exercising a Right to purchase Common Stock of the Company at that time.

      With certain exceptions (described in the Rights Agreement), no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Rights will be issued, and, in lieu thereof, an adjustment in cash will be made based on the market price of the Rights on the last trading date prior to the date of adjustment or date of exercise.

      The Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, at any time before a Person becomes an Acquiring Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

      Until a Right is exercised, the Rights holder as such, will have no rights as a stockholder of the Company, including without limitation, the right to vote or to receive dividends.

      The provisions of the Rights Agreement may be amended by the Board of Directors prior to the time a Person becomes an Acquiring Person. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

ITEM 2.  EXHIBITS.


      2.1 Rights Agreement, dated as of September 22, 1998 between the Company and ChaseMellon Shareholder Services, LLC is incorporated herein by reference from the Company's Current Report on Form 8-K dated September 22, 1998.



                                   SIGNATURE


      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



Dated:  October 12, 1998        PEDIATRIC SERVICES OF AMERICA, INC.




                               -----------------------------------
                               Stephen M. Mengert,
                               Senior Vice President, Chief Financial Officer, Secretary and Treasurer